Filed Pursuant to Rule 253(g)(2)

File No. 024-10727

Fundrise National For-Sale Housing eFund, LLC

SUPPLEMENT NO. 11 DATED SEPTEMBER 4, 2020

TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFund, LLC (“we”, “our”, “us” or the “Company”), dated August 26, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain recent ongoing developments related to a potential merger with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC and For-Sale Housing eFund – Washington DC, LLC.

Recent Ongoing Developments in our Business

As previously disclosed on June 24, 2020, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, has commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). As a result of further deliberations, our Manager has determined that it is appropriate to include another affiliate of our sponsor, Fundrise For-Sale Housing eFund – Washington DC, LLC (“DC eFund”), in the potential merger. No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Company and DC eFund merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company and DC eFund, our shareholders and shareholders of DC eFund would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for all companies. Pursuant to our, DC eFund’s and LA eFund’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.